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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Meritage Hospitality Group Inc., a Michigan corporation

(Name of Issuer)

Common Shares, $.01 par value

(Title of Class of Securities)

59000K 10 1

(Cusip Number)

Robert E. Schermer, Jr.
c/o Meritage Hospitality Group Inc.
1971 East Beltline Ave., N.E., Suite 200
Grand Rapids, Michigan 49525
(616) 776-2600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 59000K 10 1			Page 2 of 5

1.	Name of Reporting Person: Robert E. Schermer, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States, State of Michigan

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 902,883

		8.	Shared Voting Power: 387,283

		9.	Sole Dispositive Power: 902,883

		10.	Shared Dispositive Power: 387,283

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,290,166

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 20.9%

14.	Type of Reporting Person (See Instructions): IN

Item 3. Source and Amount of Funds or Other Consideration.
Item 4. Purpose of Transaction.
Item 5. Interest in Securities of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
SIGNATURES
EX-99(A)
EX-99(B)
EX-99(C)
EX-99(D)
EX-99(E)

This Schedule 13D as previously filed is amended in Items 3, 4, 5, 6 and 7 by adding the material below.

Item 3. Source and Amount of Funds or Other Consideration.

     The funds used to acquire the common shares and warrants described in Items 4 and 5 below for JB Resources, LLC, a limited liability company of which Mr. Schermer is a 40% owner, were obtained through a loan from United Bank of Michigan. Mr. Schermer personally guaranteed this loan.

     The funds used to acquire the Series B Convertible Preferred Shares described in Items 4 and 5 below for Symmetry Investments, LLC, a limited liability company of which Mr. Schermer is a 50% owner, were obtained through a loan from Independent Bank West Michigan. Mr. Schermer and his wife personally guaranteed this loan, and all 100,000 Series B Convertible Preferred Shares were pledged as collateral under the loan.

Item 4. Purpose of Transaction.

     Pursuant to a private equity offering, on December 22, 2003, JB Resources acquired warrants to purchase 250,000 Meritage common shares which are not exercisable until one year from date of issuance. The offering was made in units of $6.00 each, with each unit consisting of one common share and warrants to purchase one common share. The warrants are divided into one-half each of a Class A Warrant to purchase one common share at a price of $6.00 per share expiring six years from the date of issuance, and a Class B Warrant to purchase one common share at a price of $9.00 per share expiring nine years from the date of issuance.

     Also pursuant to this private equity offering, on December 22, 2003, Symmetry Investments purchased 100,000 Series B Convertible Preferred Shares. The Preferred Stock is convertible into common stock at any time beginning on the first anniversary of the date of issuance of the Preferred Stock, at a conversion price of $5.57 per share of common stock, taking each share of Preferred Stock at its liquidation value of $10.00 per Preferred Share. The Preferred Shares have an annual dividend rate of $.80 per share. The right to payment of dividends is cumulative. The dividend is payable in equal quarterly installments on the first day of each January, April, July and October to holders of record as of the 15th day of the preceding month commencing January 1, 2004. At any time after two years from issuance, Meritage may, upon 15 days written notice, redeem all or part of those Preferred Shares at a redemption price of $11.00 per Preferred Share plus accrued but unpaid dividends. After the third anniversary of the date of issuance, the redemption price shall be $10.00 per Preferred Share plus accrued but unpaid dividends. No voting rights are provided except as required by law with the exception that, if at any time Meritage fails to make six quarterly dividend payments, the number of directors constituting Meritage’s Board of Directors will be increased by two and the holders of the Preferred Stock, voting as a class with each Preferred Share having one vote, will be entitled to elect two directors to the Board, which members will remain on the Board as long as any arrearages in dividend payments remain outstanding.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. Schermer, Jr. beneficially owns 617,783 common shares, and holds options for 292,850 common shares which are either immediately exercisable or exercisable within 60 days. JB Resources is the owner of 250,000 common shares, 125,000 Class A Warrants, and 125,000 Class B Warrants. Symmetry Investments is the owner of 100,000 Series B Convertible Preferred Shares. See also page 2, nos. 11 and 13.

Page 3 of 5 Pages

(b)	7,750 of the common shares listed under “Shared Voting Power” and “Shared Dispositive Power” are beneficially owned by Mr. Schermer as custodian for his minor children. 100,000 of the common shares listed under “Shared Voting Power” and “Shared Dispositive Power” are beneficially owned by Mr. Schermer by virtue of his 40% ownership in JB Resources which owns 250,000 common shares. In addition, by virtue of Mr. Schermer’s 40% ownership interest in JB Resources which also owns 125,000 Class A Warrants and 125,000 Class B Warrants that are exercisable within 60 days, 100,000 common shares underlying the warrants are listed under “Shared Voting Power” and “Shared Dispositive Power.” Finally, by virtue of Mr. Schermer’s 50% ownership of Symmetry Investments which owns 100,000 Series B Convertible Preferred Shares that are convertible within 60 days, 179,533 common shares underlying the preferred shares and are listed under “Shared Voting Power” and “Shared Dispositive Power.” See page 2, nos. 8 and 10.

(c)	In the past 60 days, the following transactions involving Mr. Schermer, Jr. occurred:

Date	Number of Shares Purchased	Price
August 26, 2004	300	$5.15
October 5, 2004	500	$4.94
October 7, 2004	700	$4.95
October 7, 2004	400	$4.94
October 7, 2004	100*	$4.94
October 18, 2004	100	$5.04

*	Owned as custodian for minor children.

On August 22, 2004, options for 12,000 common shares, which were granted in August 2001 pursuant to the 1996 Management Equity Incentive Plan, became exercisable. The shares were priced at $2.35, the closing market price of the Company’s common shares on the American Stock Exchange on August 22, 2001.

On December 1, 2004, options for 4,041 common shares, which were granted in December 1999 pursuant to the 1996 Management Equity Incentive Plan, will become exercisable. The shares were priced at $2.4375, the closing market price of the Company’s common shares on the American Stock Exchange on December 1, 1999.

On December 17, 2004, options for 6,250 common shares, which were granted in December 2002 pursuant to the 2002 Management Equity Incentive Plan, will become exercisable. The shares were priced at $4.95, the closing market price of the Company’s common shares on the American Stock Exchange on December 17, 2002.

On December 18, 2004, options for 12,723 common shares, which were granted in December 2001 pursuant to the 1996 Management Equity Incentive Plan, will become exercisable. The shares were priced at $3.68, the closing market price of the Company’s common shares on the American Stock Exchange on December 18, 2001.

On December 22, 2003, JB Resources purchased 125,000 Class A Warrants and 125,000 Class B Warrants from Meritage pursuant to a private equity offering described in Item 4 above. By virtue of this ownership interest, Mr. Schermer is shown as beneficially owning 50,000 of the Class A Warrants and 50,000 of the Class B Warrants. The warrants are exercisable within 60 days.

Page 4 of 5 Pages

On December 22, 2003, Symmetry Investments purchased 100,000 Series B Convertible Preferred Shares from Meritage pursuant to a private equity offering described in Item 4 above. By virtue of this ownership interest, Mr. Schermer is shown as beneficially owning all 100,000 of the Series B Convertible Preferred Shares acquired pursuant to this transaction. The preferred shares are convertible within 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect
to Securities of the Issuer.

     Operating agreements for both limited liability companies set forth the voting rights related to the securities owned by the limited liability companies. The 100,000 Series B Convertible Preferred Shares owned by Symmetry Investments are pledged as collateral under a loan.

Item 7. Material to be Filed as Exhibits.

(a) Operating Agreement of JB Resources, LLC.
(b) Operating Agreement of Symmetry Investments, LLC.
(c) Promissory Note of JB Resources, LLC.
(d) Promissory Note of Symmetry Investments, LLC.
(e) Pledge Agreement by Symmetry Investments, LLC.

SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2004	/s/ Robert E. Schermer, Jr.
Robert E. Schermer, Jr.

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